UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Framework Cooperation Agreement

On January 22, 2026, our subsidiary Xi’an App-Chem Bio (Tech) Co., Ltd (“App-Chem”) entered into entered into a Framework Cooperation Agreement (the “Agreement”) with Shaanxi Chang’an Pilot Life Science Industry Innovation Center Co., Ltd. (“Chang’an Pilot”).

Pursuant to the Agreement, App-Chem and Chang’an Pilot have agreed to jointly establish an integrated innovation chain encompassing fundamental research through to industrial application. The parties will co-establish the “BON & Pilot Natural Ingredients and Biomanufacturing Joint Laboratory,” which will focus on research related to AI-driven biomanufacturing of natural ingredients. The parties also intend to jointly establish an engineering center to promote process development, pilot-scale verification, and industrial application of outcomes generated from the joint laboratory and other cooperative initiatives.

The Agreement further contemplates comprehensive strategic collaboration in areas including technology research and development, market expansion, and capital partnership, as well as potential capital collaboration through industrial funds, investment activities, mergers and acquisitions, restructuring, and technology-driven financial mechanisms.

The term of the Agreement is three years, and specific matters regarding the cooperation will be stipulated in separate formal agreements to be entered into by both parties. The Agreement may be terminated by either party with three months’ prior notice or by mutual agreement.

The foregoing is a summary of the material terms of the Agreement. The Agreement contains additional terms, covenants and conditions and should be reviewed in its entirety for additional information.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	Translation of Framework Cooperation Agreement with Shaanxi Chang’an Pilot Life Science Industry Innovation Center Co., Ltd.
99.1	Press Release dated February 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2026	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer